

07076144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB



TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	[X]

南茂科技股份有限公司
(Name of Subject Company)

ChipMOS TECHNOLOGIES INC.
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

ChipMOS TECHNOLOGIES INC.
(Name of Person(s) Furnishing Form)

Common shares of ChipMOS TECHNOLOGIES INC., par value NT$10.00 per share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
Tel: (212) 894-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 18, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	Notice for the Share Exchange Procedure in connection with the share exchange transaction between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD., disseminated on September 7, 2007. (English translation)
(a)(2)	Report to Taiwan Securities and Futures Bureau on a form for reporting merger, spin-off, acquisition or share transfer, in connection with the share exchange transaction between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD., disseminated on August 30, 2007. (English translation)
(a)(3)	Report to Taiwan Securities and Futures Bureau regarding the record date for dividends or other benefits, in connection with the share exchange transaction between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD., disseminated on August 30, 20007. (English translation)

(b) Not applicable.

Item 2. Informational Legends

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Item 1(a).

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the "SEC"), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES INC.

By: 

Name: Shih-Jye Cheng
Title: Chairman and President

Notice for the Share Exchange Procedure

Dear Shareholders,

The share exchange transaction (the "Share Exchange") between this company and ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS Bermuda") was resolved by this company's shareholders' meeting held on June 28, 2007 and was approved by the Investment Commission, Ministry of Economics Affairs, on August 31, 2007. The Share Exchange record date ("Share Exchange Record Date") has been determined to be September 14, 2007. Each eight point four (8.4) common shares of this company will be exchangeable for one (1) common share of ChipMOS Bermuda. Any common shares of this company which would be exchangeable for less than one (1) common share of ChipMOS Bermuda ("Fractional Shares") after the completion of the Share Exchange will be purchased by ChipMOS Bermuda at NT$ 24.76 per share in cash. In order to facilitate the procedure of the Share Exchange, this company hereby informs you of the relevant procedures for the Share Exchange.

1. Place to Exchange the Shares:

   Grand Cathay Securities Corporation

   Address: 5th Fl., No. 2, Sec. 1, Chongcing S. Rd., Taipei City

   Telephone: 886-2-2389-2999

   Mail Box: P O Box. 11973 of Taipei Post Office

2. Required Procedure and Documents for the Exchange of the common share of ChipMOS Bermuda.

   (1) For the shareholders who become the shareholders of this company as a result of the merger between CHANTEK ELECTRONIC CO., LTD. ("Chantek") and PlusMOS Technologies Inc. ("PlusMOS") or the merger between this company and Chantek but yet to exchange their original share certificates with the physical share certificates of this company:

   I. In order to exchange this company's physical share certificates, please affix your seals registered with Chantek or PlusMOS, as applicable, on the share exchange application form sent by Grand Cathay Securities Corporation ("Grand Cathay") and then, return the said application together with the share certificates as listed in the application to Grand Cathay.

For the shareholders who have not withdrawn the share certificates of Chantek from Taiwan Depository & Clearing Corporation, please directly proceed the withdrawal process with the securities broker that you opened the securities account with. As the procedure would take around seven (7) working days, please commence the procedure as soon as possible.

II. Upon the completion of the aforesaid share exchange procedure, please follow the subsequent procedures in accordance with the instructions set forth under the title "(3) Required Procedure and Documents for the Exchange of the Common Shares of ChipMOS Bermuda".

(2) For the shareholders who have not received physical share certificates of this company, for the purpose of receiving the physical share certificates, please send the notification letter for the receipt of physical share certificates, duly affixed with the chop registered with this company, to Stock Agent Department of Grand Cathay. For those shareholders who lost the said the notification letter, please contact Stock Agent Department of Grand Cathay for the re-issuance of the notification letter, proceed with the withdrawal of physical share certificates thereafter, and then follow the subsequent procedures in accordance with the instructions set forth under the title "(3) Required Procedure and Documents for the Exchange of the Common Shares of ChipMOS Bermuda".

(3) Required Procedure and Documents for the Exchange of the Common Share of ChipMOS Bermuda.

I. Required documents for the registration of the share transfer with this company and Share Exchange:

i) the shareholder who has yet to register his or her seal with this company shall deliver the certificate of the registered seal and copies of both sides of Identification Card.

ii) the physical common shares of this company duly endorsed for the transfer.

iii) the application for the registration of the share transfer with this company, duly affixed with the registered seal on the column of seller.

iv) the application for Share Exchange provided by Grand Cathay, duly affixed with the registered seal.

v) a copy of the shareholder's passport.

vi) confirmation of the shareholder's Chinese & English names and address.

II. Please return the application for Share Exchange provided by Grand Cathay, duly affixed with the registered seal, and the share certificates whose number are listed on the said application to Grand Cathay by post or in person, so as to handle the Share Exchange procedure.

III. In principle, ChipMOS Bermuda will not issue physical share certificates for the Share Exchange. Upon completion the Share Exchange, it may take around one to two weeks for Mellon Investor Services LLC, ChipMOS Bermuda's US stock exchange agent, to complete the issuance of new shares, and Grand Cathay's notification and delivery of the certificate for the issuance of ChipMOS Bermuda's new shares to each shareholder. If any shareholder would like to have the physical share certificates, he or she can request ChipMOS Bermuda for the issuance of physical share certificates based on the certificate, provided however, that such shareholder shall bear the related cost and expenses arising from the request for the issuance of physical share certificates and subsequent transfer of the physical share certificates.

For the shareholders participating in the Share Exchange, ChipMOS Bermuda will send the relevant documents with respect to shareholders' meeting every year to them. If the mailing address is changed, the shareholder shall notify Grand Cathay of such change.
If there is any mistake on shareholder's information (such as name and address) stated in the shareholders ledger, the liabilities resulting from the failure to serve any documents on any shareholder due to the shareholders' unable to provide the confirmed or correct information shall be borne by such shareholder. In addition, the cost and expense arising from the correction of related information shall be borne by the shareholder as well.

Note1: The determined Share Exchange Record Date is on September 14, 2007 and the suspension period for share transfer is from September 10, 2007 to September 14, 2007. Therefore, the last date for the registration of the share transfer with this company is September 9, 2007. Any transfer conducted on or after September 10, 2007 would not be allowed for the registration with this company prior to the Share Exchange Record Date. As a result, the transferee thereof could not be registered as ChipMOS Bermuda' shareholder on the Share Exchange Record Date. If the transferee would like to register as a shareholder of ChipMOS Bermuda, he or she shall provide related documents as evidence and the cost and expense arising from the registration of change of shareholder shall be borne by such shareholder.

Note 2: Fractional Shares of this company will be purchased by ChipMOS Bermuda at NT$24.76 per share, and the payment shall be rounded up to the nearest whole number in New Taiwan Dollar. Upon the completion of the Share Exchange procedure, this company will engage Grand Cathay to deliver the payment to the shareholders in cash (if the shareholders apply in person) or in stamps (if the shareholders apply by post), provided however that payment shall deduct the securities transaction tax and related expenses.

3. Please note that on or after the Share Exchange Record Date, the shareholders will own the common shares issued by ChipMOS Bermuda, a foreign company, which constitutes the shareholders' outbound investment. As a result, this company hereby kindly notifies you that you may file reports with the Investment Commission, Ministry of Economics Affairs for outbound investment in accordance with the related rules and regulations.

4. The tax-deferred benefit of this company's shares enjoyed by our shareholders would extinguish as this company's common shares held by our shareholders would be exchanged into ChipMOS Bermuda's common shares, a foreign company's common shares, and therefore the reason for the tax-deferred benefit no longer exists. Please note that the deferred tax amount would be included in the shareholder's income of the year in which the Share Exchange Record Date occurs and the shareholders shall declare the income in the following year.

5. As mentioned in the notice to the shareholders dated May 15, 2007 from this company, for the required United States Legal Counsel's legal opinion for the transfer of ChipMOS Bermuda's common shares, ChipMOS Bermuda agrees to assist the shareholders in selling or transferring ChipMOS Bermuda's common shares obtained from this Share Exchange within three years after the Share Exchange Record Date under the condition that all such assistance is in compliance with all applicable laws and regulations and the shareholders have duly provided all necessary evidence and certificates. This company on behalf of ChipMOS Bermuda hereby notifies you that ChipMOS Bermuda will handle the aforesaid application on the last half month (i.e. from the 16th date through the end of the month) of February, May, August and November of each year. Therefore, please submit the application to Grand Cathay or ChipMOS Bermuda (Address: 11F, No 3, Lane 91, Dongmei Rd., Hsinchu, Taiwan,

R.O.C., Tel: 886-3-5716088) prior to the 15th date of February, May, August and November of each year (if the due date is a holiday, please submit the application prior to the prior working day). Please note that ChipMOS Bermuda absolutely has no intention to procure or suggest any shareholders to sell his or her ChipMOS Bermuda's common shares in any specific period.

6. If you have any inquiry on the above instructions, please contact Stock Agent Department of Grand Cathay (Tel: 886-2-23892999) directly.

ChipMOS TECHNOLOGIES INC.
Chairman: S. J. Cheng
Coordinator: Tracy Chen
Address: No 1. R&D Rd. 1, Hsinchu Science Park
Hsinchu, Taiwan, Republic of China
Tel: 886-3-5770055 ext.6257

Reporting

Reporting Date: August 30, 2007

<table>
<tr><td>Company Code</td><td>8150</td></tr>
<tr><td>Reporting Series Number</td><td>1</td></tr>
<tr><td>Type of Merger and Acquisition（Ex. Merger, Spin-off, and Transfer of Shares）</td><td>Share</td></tr>
<tr><td>Date of Occurrence</td><td>August 29, 2007</td></tr>
<tr><td colspan="2">Name of Participating Companies（Ex. the other party of the merger, the new company set up as a result of de-merger, or the acquirer of the transferred shares）
ChipMOS TECHNOLOGIES (Bermuda) LTD.</td></tr>
<tr><td colspan="2">The Counterparty of the Transaction（Ex. the other party of the merger, de-merger, the acquirer of the transferred shares）
ChipMOS TECHNOLOGIES (Bermuda) LTD.</td></tr>
<tr><td>Whether the counterparty is the interested party</td><td>Yes</td></tr>
<tr><td colspan="2">The Relationship between the counterparty and the Company:
The largest shareholder of the Company.</td></tr>
<tr><td colspan="2">The Purpose of Merger and Acquisition:
Excluding the treasury stocks (5% of the total issued shares) held by this Company, 94.2% of the total issued shares of this Company is owned by ChipMOS TECHNOLOGIES (Bermuda) LTD. In order to pursue the best interest of all shareholders, this Company will contemplate the share exchange transaction with ChipMOS TECHNOLOGIES (Bermuda) LTD., a company listed on NASDAQ, in accordance with the Corporate Merger & Acquisition Act so as to let this Company become a wholly-owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD..</td></tr>
<tr><td colspan="2">The Estimated Revenue after the M&A Transaction:
As ChipMOS TECHNOLOGIES (Bermuda) LTD. has listed its shares on NASDAQ, the shareholders of the Company will directly participate in such stock exchange market and therefore the liquidity of the shares held by them will increase as a result. In addition, the performance result of this Company could be fully reflected on the stock price of ChipMOS TECHNOLOGIES (Bermuda) LTD.</td></tr>
<tr><td colspan="2">The M&A effect on EPS and Net Book Value per Share ("BPS"):
This transaction will simplify the corporate ownership structure of both companies. However, the EPS and BPS of the Company after the share exchange transaction would not be affected.</td></tr>
<tr><td colspan="2">The Share Exchange Ratio and its Calculation Basis:
Each eight point four common shares of this Company will be exchanged to one common share of ChipMOS TECHNOLOGIES (Bermuda) LTD. As a result, it is temporarily determined that ChipMOS TECHNOLOGIES (Bermuda) LTD. will issue 858,847 common shares to the shareholders of this Company.</td></tr>
</table>

The Expected Share Exchange Record Date: September 14, 2007
The Relevant Information for the Assumption of Debts by the Existing or New Company: Not applicable.
The Basic Information of Participating Company: (1) ChipMOS TECHNOLOGIES INC. provides IC back-end service, including high-frequency, high-density memory, mixed-signal and communication IC packaging and testing services. (2) ChipMOS TECHNOLOGIES (Bermuda) LTD., a company listed on NASDAQ, is a holding company incorporated at Bermuda and holds 94.2% of the total issued shares of this Company.
The Relevant Matters of Spin-off: Not Applicable
The Conditions and Restrictions on the Transfer of the Shares in the Future: The acquired shares shall be subject to certain related transfer restrictions under the securities regulations of the United States.
Other Important Clauses: Clauses with respect to Appraisal Rights of Dissenting Shareholders, Term of the Directors and Supervisors, Closing Conditions, Representation and Warranties, Covenants and Termination.
If There Is Any Director Objecting Against This Transaction: No
Any Other Issue: No

Exhibit (a)(3)

ChipMOS TECHNOLOGIES INC.
Reporting

Reporting Series Number: 1

Subject: Reporting of Share Exchange Record Date of ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.

1. The Share Exchange Agreement executed by this company and ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS Bermuda") was resolved by this company's shareholders' meeting held on June 28, 2007. The Share Exchange Record Date has been changed to September 14, 2007 by the resolution of the 3rd Board Meeting of the 5th Term of Board of Directors.

2. Exchange Rate: Each eight point four (8.4) common shares of this company will be exchangeable for one (1) common share of ChipMOS Bermuda..

3. Place to Exchange the Shares:
   Grand Cathay Securities Corporation
   Address: 5th F1., No. 2, Sec. 1, Chongching S. Rd., Taipei City
   Telephone: 886-2-2389-2999

4. Suspension Period for the Share Transfer: From September 10, 2007 to September 14, 2007.

5. The relevant share exchange procedure will be separately reported.

Related Statement: None.

END